Eric J. Gervais
Attorney
4801 Main Street, Suite 1000
Kansas City, MO  64112
816.983.8362
fax: 816.983.8080
eric.gervais@huschblackwell.com
June 28, 2010
Division of Investment Management
United States Securities and Exchange
Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Mr. Larry L. Greene

Re:	Tortoise MLP Corp. (the “Fund”) File Numbers 811-22409 & 333-166278
To the Commission:
     On April 23, 2010, the Fund filed a registration statement on Form N-2 under the Securities Act of 1933 and the Investment Company Act of 1940. The filing was made for the purpose of registering shares of the Fund’s common stock. The Fund received comments on the filing from Larry L. Greene of the Securities and Exchange Commission (the “Commission”) staff via letter dated June 14, 2010. On June 16, 2010, the Fund filed Pre-Effective Amendment No. 1 to respond to the comments received from the Commission staff. On June 17, 2010 and June 18, 2010 the Fund filed Pre-Effective Amendment No. 2 and Pre-Effective Amendment No. 3, respectively, primarily to update certain information regarding the Fund’s underwriters. On June 24, 2010 the Fund received oral comments from Larry Greene of the Commission staff and also spoke with Richard Pfordte of the Commission staff. The Fund is filing concurrently herewith Pre-Effective Amendment No. 4 to respond to the aforementioned oral comments. The substance of each comment and the Fund’s response thereto is noted below.
     1. Mr. Greene noted that the Fund had two risk factors entitled “Capital Markets Risk.” The Fund has deleted one of those risk factors.
     2. Mr. Greene requested that the Fund confirm that the disclosure under the heading “Prospectus Summary – Leverage” reading “[t]he borrowing of money and the issuance of preferred stock and debt securities represent the leveraging of our common stock” applies to the discussion reading “the term total assets includes assets obtained through leverage” under the heading “Prospectus Summary – Principal Investment Strategies.” The Fund hereby makes such confirmation.

June 28, 2010

     3. Mr. Greene requested the Fund revise the fee and expense table to discuss the absence of a line item for “Acquired Fund Fees and Expenses.” The Fund has revised the fee and expense table as requested.
     4. Mr. Greene requested that Fund provide further clarity regarding what constitutes an affiliate of an MLP. This point was further discussed with Mr. Pfordte and has been revised as discussed in such conversation. Mr. Greene also requested that the Fund add language regarding the fact that it may invest up to 20% of its assets in non-MLP equity securities. The disclosure has been revised as requested.
     5. Mr. Green requested that the Fund delete a sentence appearing under the heading “Risk Factors – Valuation Risk.” The Fund has revised the disclosure as requested.
     6. Mr. Green requested that the Fund revise certain disclosure regarding the impact of deferred tax liabilities on the compensation to be paid to the Fund’s adviser. This point was further discussed with Mr. Pfordte and has been revised as discussed in such conversation.
     7. Mr. Greene requested that the Fund revise its disclosure under the heading “Determination of Net Asset Value” to more clearly articulate the differences between market value and fair value. This point was further discussed with Mr. Pfordte and the disclosure has been revised as requested.
     8. Mr. Green reiterated comment 30 in the letter dated June 14, 2010. The Fund intends to amend its charter to be consistent with the vote required by §§13(a)(1) and 2(a)(42) and has revised its disclosure accordingly.
     9. Mr. Green requested that the Fund delete a sentence appearing in the SAI regarding the qualification, attributes and skills of directors. The Fund has revised the disclosure as requested.
          If you have any questions or comments, please contact the undersigned at (816) 983-8362 or Steve Carman at (816) 983-8153.
Very truly yours,
Eric J. Gervais